

Westport Publishes Annual General Meeting Results

June 13, 2024

VANCOUVER - Westport Fuel Systems Inc. ("Westport" or the "Company") (TSX: WPRT / Nasdaq: WPRT) today held its Annual General Meeting of Shareholders (the "Meeting") in a virtual format. Shareholders approved all resolutions presented at the meeting including the election of all nominated directors, the appointment of KPMG LLP as the Company's auditors, and an advisory Say-on-Pay vote.

A summary of the results are as follows:

Business	Outcome of Vote	Percentage of Votes For	Percentage of Votes Withheld/Against
Number of Directors	Approved	87.84%	12.16%
Election of Directors			
Michele Buchignani	Approved	80.29%	19.71%
Brenda Eprile	Approved	82.42%	17.58%
Anthony Guglielmin	Approved	87.40%	12.60%
Dan Hancock	Approved	89.04%	10.96%
Philip Hodge	Approved	78.98%	21.02%
Dan Sceli	Approved	91.40%	8.60%
Karl-Viktor Schaller	Approved	78.81%	21.19%
Eileen Wheatman	Approved	80.40%	19.60%
Appointment of Auditors	Approved	97.91%	2.09%
Executive Compensation (Advisory Vote)	Agree	78.37%	21.63%

About Westport Fuel Systems

At Westport Fuel Systems, we are driving innovation to power a cleaner tomorrow. We are a leading supplier of advanced fuel delivery components and systems for clean, low-carbon fuels such as natural gas, renewable natural gas, propane, and hydrogen to the global transportation industry. Our technology delivers the performance and fuel efficiency required by transportation applications and the environmental benefits that address climate change and urban air quality challenges. Headquartered in Vancouver, Canada, with operations in Europe, Asia, North America, and South America, we serve our customers in more than 70 countries with leading global transportation brands. At Westport Fuel Systems, we think ahead. For more information, visit www.wfsinc.com.

Inquiries:

Investor Relations
T: +1 604-718-2046
E: invest@wfsinc.com